UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Abacus Equity Income Fund

Address of Principal Business Office:

2101 Park Center Drive, Suite 170

Orlando, FL 32835

Telephone Number: (800) 561-4148

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street Wilmington, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Orlando and state of Florida on the 7th day of September 2023.

ABACUS EQUITY INCOME FUND

By:	/s/ Jay Jackson
Name: Jay Jackson
Title: Trustee, President and Principal Executive Officer

Attest:	/s/ William McCauley
Name: William McCauley
Title: Trustee and CFO